TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in millions of Canadian dollars except per share amounts)

	3 months ended June 30		6 months ended June 30
Unaudited	2014	2013	2014	2013

Revenues	491	542	1,266	1,082
Fuel and purchased power	212	187	547	388
Gross margin	279	355	719	694
Operations, maintenance, and administration (Note 6)	122	133	266	248
Depreciation and amortization	132	131	267	258
Inventory writedown (reversal)	(4)	2	-	16
Restructuring provision	-	(2)	-	(2)
Taxes, other than income taxes	7	8	14	15
Operating income	22	83	172	159
Finance lease income	12	12	24	23
Equity loss (Note 3)	-	(3)	-	(7)
Net interest expense (Note 4)	(62)	(63)	(128)	(125)
Foreign exchange gain (loss)	(2)	5	(7)	4
Gain on sale of assets (Note 3)	1	10	1	10
Loss on assumption of pension obligations	-	-	-	(29)
California claim (Note 5)	(5)	-	(5)	-
Insurance recovery (Note 6)	2	-	2	-
Earnings (loss) before income taxes	(32)	44	59	35
Income tax expense (recovery) (Note 7)	(3)	10	15	(7)
Net earnings (loss)	(29)	34	44	42

Net earnings (loss) attributable to:
TransAlta shareholders	(40)	25	18	23
Non-controlling interests (Note 8)	11	9	26	19
	(29)	34	44	42

Net earnings (loss) attributable to TransAlta shareholders	(40)	25	18	23
Preferred share dividends (Note 14)	10	10	19	19
Net earnings (loss) attributable to common shareholders	(50)	15	(1)	4
Weighted average number of common shares outstanding in the period (millions)	272	262	271	260

Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.18)	0.06	-	0.02

See accompanying notes.

TRANSALTA CORPORATION / Q2 2014  1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2014	2013	2014	2013

Net earnings (loss)	(29)	34	44	42
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	(6)	4	(11)	11
Reclassification of losses on derivatives designated as cash flow hedges to non-financial assets, net of tax(2)	-	-	-	1
Total items that will not be reclassified subsequently to net earnings	(6)	4	(11)	12
Gains (losses) on translating net assets of foreign operations	(33)	7	20	32
Reclassification of translation gains on net assets of divested foreign operations (Note 3)	(6)	-	(6)	-
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(3)	29	(8)	(18)	(29)
Reclassification of losses on financial instruments designated as hedges of divested foreign operations, net of tax (4) (Note 3)	7	-	7	-
Gains (losses) on derivatives designated as cash flow hedges, net of tax(5)	(23)	13	(11)	27
Reclassification of (gains) losses on derivatives designated as cash flow hedges to net earnings, net of tax(6)	42	(20)	22	(39)
Other comprehensive income (loss) of equity investees, net of tax(7)	-	2	-	-
Total items that will be reclassified subsequently to net earnings	16	(6)	14	(9)
Other comprehensive income (loss)	10	(2)	3	3
Total comprehensive income (loss)	(19)	32	47	45

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(30)	22	15	18
Non-controlling interests	11	10	32	27
	(19)	32	47	45

(1) Net of income tax recovery of 3 and 4 for the three and six months ended June 30, 2014 (2013 - 2 and 4 expense), respectively.
(2) Net of income tax recovery of 1 for the six months ended June 30, 2013.
(3) Net of income tax expense of 4 and recovery of 3 for the three and six months ended June 30, 2014 (2013 - 1 and 4 recovery), respectively.
(4) Net of income tax recovery of 1 for the three and six months ended June 30, 2014 (2013 - nil).
(5) Net of income tax recovery of 9 and 7 for the three and six months ended June 30, 2014 (2013 - 2 and 4 recovery), respectively.
(6) Net of income tax recovery of 7 and 6 for the three and six months ended June 30, 2014 (2013 - 2 and 5 expense), respectively.
(7) Net of income tax of nil for the three and six months ended June 30, 2013 (2013 - 1 and nil), respectively.

See accompanying notes.

2  TRANSALTA CORPORATION / Q2 2014

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions of Canadian dollars)

	June 30, 2014	Dec. 31, 2013
Unaudited		(Restated)*
Cash and cash equivalents	94	42
Accounts receivable (Note 9)	328	473
Current portion of finance lease receivable	3	3
Collateral paid (Note 10)	17	20
Prepaid expenses	49	12
Risk management assets (Notes 9 and 10)	68	113
Inventory	118	77
Income taxes receivable	16	8
Assets held for sale (Note 3)	5	-
	698	748
Investments (Note 3)	-	192
Long-term portion of finance lease receivable	376	377
Property, plant, and equipment (Note 11)
Cost	12,178	12,024
Accumulated depreciation	(5,044)	(4,831)
	7,134	7,193

Goodwill	461	460
Intangible assets	321	323
Deferred income tax assets	97	118
Risk management assets (Notes 9 and 10)	117	116
Other assets	92	97
Total assets	9,296	9,624

Accounts payable and accrued liabilities	390	447
Current portion of decommissioning and other provisions	25	16
Risk management liabilities (Notes 9 and 10)	107	85
Income taxes payable	-	3
Dividends payable (Note 13)	55	85
Current portion of finance lease obligation	9	8
Current portion of long-term debt (Notes 9 and 12)	574	209
	1,160	853
Long-term debt (Notes 9 and 12)	3,442	4,113
Long-term portion of finance lease obligation	20	17
Decommissioning and other provisions	322	316
Deferred income tax liabilities	436	459
Risk management liabilities (Notes 9 and 10)	101	103
Defined benefit obligation and other long-term liabilities	327	340
Equity
Common shares (Note 13)	2,960	2,913
Preferred shares (Note 14)	781	781
Contributed surplus	9	9
Deficit	(813)	(735)
Accumulated other comprehensive loss	(65)	(62)
Equity attributable to shareholders	2,872	2,906
Non-controlling interests (Note 8)	616	517
Total equity	3,488	3,423
Total liabilities and equity	9,296	9,624

* See Note 2(A) for prior period restatements.
Commitments (Note 15)
Contingencies (Note 16)
Subsequent events (Note 18)

See accompanying notes.

TRANSALTA CORPORATION / Q2 2014  3

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of Canadian dollars)

6 months ended June 30, 2014

Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2013	2,913	781	9	(735)	(62)	2,906	517	3,423
Net earnings	-	-	-	18	-	18	26	44
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	3	3	-	3
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	5	5	6	11
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(11)	(11)	-	(11)
Total comprehensive income (loss)				18	(3)	15	32	47
Common share dividends	-	-	-	(97)	-	(97)	-	(97)
Preferred share dividends	-	-	-	(19)	-	(19)	-	(19)
Secondary offering of TransAlta Renewables Inc. shares (Note 8)	-	-	-	20	-	20	109	129
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(42)	(42)
Common shares issued	47	-	-	-	-	47	-	47
Balance, June 30, 2014	2,960	781	9	(813)	(65)	2,872	616	3,488

See accompanying notes.

4  TRANSALTA CORPORATION / Q2 2014

6 months ended June 30, 2013
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2012	2,726	781	9	(362)	(136)	3,018	330	3,348
Net earnings	-	-	-	23	-	23	19	42
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	3	3	-	3
Net gains (losses) on derivatives designated as cash flow hedges, net of tax	-	-	-	-	(19)	(19)	8	(11)
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	11	11	-	11
Total comprehensive income (loss)				23	(5)	18	27	45
Common share dividends	-	-	-	(151)	-	(151)	-	(151)
Preferred share dividends	-	-	-	(19)	-	(19)	-	(19)
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(35)	(35)
Common shares issued	106	-	-	-	-	106	-	106
Balance, June 30, 2013	2,832	781	9	(509)	(141)	2,972	322	3,294

See accompanying notes.

TRANSALTA CORPORATION / Q2 2014  5

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2014	2013	2014	2013
Operating activities
Net earnings (loss)	(29)	34	44	42
Depreciation and amortization	145	145	295	284
Gain on sale of assets (Note 3)	(1)	-	(1)	-
California claim (Note 5)	(28)	-	(28)	-
Accretion of provisions	4	5	9	9
Decommissioning and restoration costs settled	(4)	(8)	(7)	(13)
Deferred income tax recovery (Note 7)	(12)	(8)	(2)	(33)
Unrealized gain from risk management activities	40	18	38	59
Unrealized foreign exchange gain (loss)	(1)	(3)	8	1
Provisions	6	7	4	-
Equity loss (Note 3)	-	3	-	7
Other non-cash items	(1)	(8)	(4)	8
Cash flow from operations before changes in working capital	119	185	356	364
Change in non-cash operating working capital balances	(68)	(93)	(26)	(16)
Cash flow from operating activities	51	92	330	348

Investing activities
Additions to property, plant, and equipment (Note 11)	(109)	(157)	(180)	(282)
Additions to intangibles	(7)	(6)	(13)	(13)
Addition to equity investments (Note 3)	(13)	(10)	(13)	(10)
Proceeds on sale of property, plant, and equipment	-	1	-	1
Proceeds on sale of equity investments (Note 3)	218	-	218	-
Realized (gains) losses on financial instruments	3	14	(13)	12
Net decrease in collateral received from counterparties	-	(1)	-	(2)
Net (increase) decrease in collateral paid to counterparties	8	(1)	4	2
Decrease in finance lease receivable	-	-	1	1
Other	-	2	-	2
Change in non-cash investing working capital balances	26	(2)	17	(21)
Cash flow from (used in) investing activities	126	(160)	21	(310)

Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 12)	(417)	162	(533)	129
Repayment of long-term debt (Note 12)	(203)	(3)	(205)	(5)
Net proceeds on sale of additional non-controlling interest in subsidiary (Note 8)	129	-	129	-
Issuance of long-term debt (Note 12)	434	-	434	-
Dividends paid on common shares (Note 13)	(31)	(43)	(81)	(63)
Dividends paid on preferred shares (Note 14)	(10)	(10)	(19)	(19)
Realized gains (losses) on financial instruments	(2)	-	23	-
Distributions paid to subsidiaries' non-controlling interests (Note 8)	(18)	(16)	(44)	(35)
Decrease in finance lease obligation	(3)	(4)	(5)	(4)
Other	1	-	1	(1)
Cash flow from (used in) financing activities	(120)	86	(300)	2
Cash flow from operating, investing, and financing activities	57	18	51	40
Effect of translation on foreign currency cash	-	(1)	1	-
Increase in cash and cash equivalents	57	17	52	40
Cash and cash equivalents, beginning of period	37	50	42	27
Cash and cash equivalents, end of period	94	67	94	67
Cash income taxes paid	11	12	27	25
Cash interest paid	82	81	121	120

See accompanying notes.

6  TRANSALTA CORPORATION / Q2 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or “the Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, these should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on July 29, 2014.

B. Use of Estimates and Significant Judgments

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations.

Management has assessed that it is highly probable the sale described in Note 3 will close within a one-year time frame, thereby meeting the conditions of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations for presenting the assets as held for sale within current assets. Net earnings include the equity loss from these instruments up to the date of this reclassification.

Refer to Note 2(W) of the 2013 audited annual consolidated financial statements for a more detailed discussion of the significant accounting judgments and key sources of estimation uncertainty.

TRANSALTA CORPORATION / Q2 2014  7

2. ACCOUNTING CHANGES

A. Current Accounting Policy Changes

I. Inception Gains and Losses

In the first quarter of 2014, the Corporation restated the Condensed Consolidated Statement of Financial Position as at Dec. 31, 2013 to reclassify the inception gains or losses arising from differences between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model. These amounts were previously reported as gross contra-risk management assets or liabilities. The adjustment reclassifies them as direct offsets to the value of the derivative contract to which they relate. As a result of the adjustment, long-term risk management assets and long-term risk management liabilities were reduced by $160 million at Dec. 31, 2013. Corresponding adjustments to the Dec. 31, 2012 Condensed Consolidated Statement of Financial Position were immaterial. Refer to Note 9(C) for further information on inception gains and losses.

II. IAS 32 Financial Instruments: Presentation

On Jan. 1, 2014, the Corporation adopted the amendments to IAS 32 Financial Instruments: Presentation. There was no impact of adopting the IAS 32 amendments on the unaudited interim condensed consolidated financial statements.

III. IAS 36 Impairment of Assets

On Jan. 1, 2014, the Corporation adopted the amendments to the disclosure requirements of IAS 36 Impairment of Assets. The amended disclosure requirements did not have an impact on the unaudited interim condensed consolidated financial statements.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation include:

I. IFRS 9 Financial Instruments.

In February 2014, the IASB indicated that IFRS 9 will be effective for annual periods beginning on or after Jan. 1, 2018. Please refer to Note 3(E) of the Corporation’s 2013 annual consolidated financial statements for more information regarding IFRS 9. The Corporation continues to assess the impact of adopting this standard.

II. IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which replaces existing revenue recognition guidance with a single comprehensive accounting model. The model specifies that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. IFRS 15 is effective for annual reporting periods beginning on or after Jan. 1, 2017 with early application permitted. The Corporation is assessing the impact that adopting this standard will have on its consolidated financial statements.

8  TRANSALTA CORPORATION / Q2 2014

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

3. DISPOSITION OF ASSETS

On June 12, 2014, the Corporation closed the previously announced sale of its 50 per cent ownership of CE Generation, LLC (“CE Gen”), CalEnergy LLC, and the Blackrock development project to MidAmerican Renewables for gross proceeds of U.S.$200.5 million. The original consideration of U.S.$188.5 million was increased as a result of a U.S.$12 million contribution made by the Corporation in May, 2014. As a result of the sale, the Corporation recognized a pre-tax gain of $1 million ($2 million after-tax) as part of gains on sale of assets in the second quarter earnings. The gain includes reclassified cumulative translation gains on the divested net assets of $6 million, offset by related cumulative after-tax losses of $7 million from the related net investment hedge. The gain is reported in the Generation Segment.

The sale of Wailuku Holding Company, LLC (“Wailuku”) is expected to close in the fourth quarter of 2014 for proceeds of U.S.$5 million, accordingly, the investment in Wailuku continues to be classified as held for sale.

4. NET INTEREST EXPENSE

The components of net interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Interest on debt	58	58	119	118
Capitalized interest	-	-	-	(2)
Interest expense	58	58	119	116
Accretion of provisions	4	5	9	9
Net interest expense	62	63	128	125

5. CALIFORNIA CLAIM

On May 30, 2014, the Corporation announced that its settlement with California utilities, the California Attorney General and certain other parties (“California Parties”) to resolve claims related to the 2000 - 2001 power crisis in the State of California has been approved by the Federal Energy Regulatory Commission. The settlement provides for the payment by the Corporation of U.S.$52 million in two equal payments and a credit of approximately U.S.$97 million for monies owed to the Corporation from accounts receivable. The first payment of U.S.$26 million was paid in June, 2014 and the second is expected to be made in 2015. During the fourth quarter of 2013, the Corporation accrued for the then expected settlement of these disputes with the California Parties, which resulted in a pre-tax charge to earnings of approximately U.S.$52 million. The finalization of the settlement in May, 2014, resulted in an additional pre-tax charge to earnings of U.S.$5 million.

TRANSALTA CORPORATION / Q2 2014  9

6. INSURANCE RECOVERY

During the three months period ended June 30, 2014, the Corporation received $8 million in insurance proceeds, of which $6 million was related to claims for repair costs on certain hydro facilities as a result of flooding during 2013 and accounted for as a reduction to period Operations, maintenance, and administration. The balance, in the amount of $2 million, related to purchases of replacement equipment and business interruption insurance for various prior years claims.

7. INCOME TAXES

The components of income tax expense (recovery) are as follows:

	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Current income tax expense	9	18	17	26
Adjustments in respect of deferred income tax of a prior period	1	-	2	-
Deferred income tax recovery related to the origination and reversal of temporary differences	(28)	(7)	(17)	(26)
Deferred income tax recovery resulting from changes in tax rates or laws(1)	-	(1)	-	(7)
Deferred tax recovery arising from previously unrecognized tax loss, tax credit, or temporary difference of a prior period	(36)	-	(37)	-
Deferred income tax expense arising from the writedown of deferred income tax assets	51	-	50	-
Income tax expense (recovery)	(3)	10	15	(7)

(1) Relates to the impact of adjusting the deferred tax rate to incorporate the Ontario M&P tax credit. Previously, the Corporation had been using the Ontario general corporate tax rate of 11.5 per cent.

Presented in the Condensed Consolidated Statements of Earnings (Loss) as follows:

	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Current income tax expense	9	18	17	26
Deferred income tax recovery	(12)	(8)	(2)	(33)
Income tax expense (recovery)	(3)	10	15	(7)

8. NON-CONTROLLING INTERESTS

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

I. TransAlta Cogeneration L.P.

	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Revenues	75	76	157	157
Net earnings	18	16	38	35
Total comprehensive income	19	19	51	47

Amounts attributable to the non-controlling interest:
Net earnings	9	8	19	17
Total comprehensive income	9	9	25	24

Distributions paid to the non-controlling interest	10	15	31	33

10  TRANSALTA CORPORATION / Q2 2014

As at	June 30, 2014	Dec. 31, 2013
Current assets	44	56
Long-term assets	608	632
Current liabilities	(45)	(56)
Long-term liabilities	(54)	(68)
Total equity	(553)	(564)
Equity attributable to the non-controlling interest	(274)	(280)
Non-controlling interest share (per cent)	49.99	49.99

II. TransAlta Renewables

On April 29, 2014, the Corporation completed a secondary offering of 11,950,000 common shares of TransAlta Renewables at a price of $11.40 per common share. The offering resulted in gross proceeds to the Corporation of approximately $136 million. Following completion of the offering, TransAlta owns approximately 70.3 per cent of the common shares of TransAlta Renewables. As a result of the transaction, the carrying amount of the non-controlling interests was increased by $109 million to reflect the approximate 10.4 per cent increase in their relative interest in TransAlta Renewables and a $20 million gain, net of tax and issuance costs attributable to common shareholders, was recognized directly in retained earnings.

Amounts attributable to the TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in its Kent Hills wind farm.

	3 months ended June 30	6 months ended June 30
	2014	2014
Revenues	50	118
Net earnings and total comprehensive income	6	28

Amounts attributable to the non-controlling interests:
Net earnings and total comprehensive income	2	7

Distributions paid to non-controlling interests	8	13

As at	June 30, 2014	Dec. 31, 2013
Current assets	51	59
Long-term assets	1,926	1,954
Current liabilities	(101)	(100)
Long-term liabilities	(813)	(846)
Total equity	(1,063)	(1,067)
Equity attributable to non-controlling interests	(342)	(237)
Non-controlling interests share (per cent)	29.7	19.3

TRANSALTA CORPORATION / Q2 2014  11

9. FINANCIAL INSTRUMENTS

A. Financial Assets and Liabilities - Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Levels I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

The Corporation’s energy trading financial instruments include, in Level II, over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

12  TRANSALTA CORPORATION / Q2 2014

The Corporation also has various contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy (the “Policy”), which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. The Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding energy trading Level III fair value measurements are determined by the Corporation’s Risk Management department. Level III fair values are calculated within the Corporation’s Energy Trading Risk Management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the Risk Management and Finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III energy trading fair values are determined at June 30, 2014 is estimated to be a +/- $105 million (Dec. 31, 2013 - $105 million) impact to the carrying value of the financial instruments. Fair values are stressed for volumes and prices. An amount of +/-$82 million (Dec. 31, 2013 - $87 million) in the stress value stems from a long dated power sale contract that is designated as a cash flow hedge, while the remaining +/-$23 million (Dec. 31, 2013 - $18 million) accounts for the rest of the portfolio. The volumes are stressed up and down one standard deviation from historically available production data. Prices are stressed for longer-term deals where there are no liquid market quotes using various internal and external forecasting sources to establish a high and a low price range.

Information about the effects on fair values of significant unobservable inputs used in determining Level III fair values is as follows:

Description	Effects on fair values as at June 30, 2014	Valuation Technique	Unobservable input	Range
Unit contingent power purchases	22	Historical analysis	Price discount	0.3 - 1.7 per cent
			Volumetric discount(1)	0 - 23 per cent
Long-term power sale	235	Long-term price forecast	Illiquid future power prices (per MW)	U.S.$27 - U.S.$72 and $74 - $115
Coal supply revenue sharing	(8)	Vanilla and exotic option valuation techniques	Volumes (MWh)	16- 25 per cent of available generation
			Illiquid commodity forward price volatilities	6 - 27 per cent
			Illiquid future power prices (per MWh)	U.S.$27 - U.S.$72
			Illiquid future coal prices (per Ton)	U.S.$13 - U.S.$15
Unit contingent power sales	(2)	Black-Scholes	Illiquid commodity forward price volatilities	40 per cent

(1) A change in the volumetric discount, could, depending on other market dynamics, result in a directionally similar change in the price discount.

TRANSALTA CORPORATION / Q2 2014  13

Description	Effects on fair values as at Dec. 31, 2013	Valuation Technique	Unobservable input	Range
Unit contingent power purchases	43	Historical bootstrap	Price discount	0 - 2 per cent
			Volumetric discount(1)	0 - 14 per cent
Long-term power sale	225	Long-term price forecast	Illiquid future power prices (per MW)	$34.40 - $90.83
Coal supply revenue sharing	(12)	Black-Scholes	Volumes (MWh)	18 - 25 per cent of available generation
			Illiquid future implied volatilities in MidC power	35 per cent
	(5)	Black-Scholes
Unit contingent power sales			Illiquid commodity forward price volatilities	55 per cent

(1) A change in the volumetric discount, could, depending on other market dynamics, result in a directionally similar change in the price discount.

The effects on fair values of significant unobservable inputs exclude the effects of observable inputs such as liquidity and credit discounts, as well as unamortized inception gains and losses associated with these instruments.

II. Energy Trading

Energy trading includes risk management assets and liabilities that are used in the Energy Trading and Generation segments in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of the Energy Trading and Generation business segments.

The following tables summarize the key factors impacting the fair value of energy trading risk management assets and liabilities by classification level during the six months ended June 30, 2014 and 2013, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2013	-	(66)	55	-	14	11	-	(52)	66
Changes attributable to:
Market price changes on existing contracts	-	(11)	17	-	(32)	12	-	(43)	29
Market price changes on new contracts	-	1	-	-	(2)	8	-	(1)	8
Contracts settled	-	9	(1)	-	16	(40)	-	25	(41)
Net risk management assets (liabilities) June 30, 2014	-	(67)	71	-	(4)	(9)	-	(71)	62
Additional Level III information:
Gains recognized in OCI			17			-			17
Total gains included in earnings before income taxes			1			20			21
Unrealized losses included in earnings before income taxes relating to net liabilities held at June 30, 2014			-			(20)			(20)

14  TRANSALTA CORPORATION / Q2 2014

	Hedges			Non-Hedges		Total
	Level I	Level II	Level III	Level II	Level III	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2012	-	(63)	3	79	28	16	31
Changes attributable to:
Market price changes on existing contracts	-	(30)	(3)	7	6	(23)	3
Market price changes on new contracts	-	(1)	-	(19)	(15)	(20)	(15)
Contracts settled	-	3	-	(36)	(7)	(33)	(7)
Transfers out of Level III	-	-	-	1	(1)	1	(1)
Net risk management assets (liabilities) at June 30, 2013	-	(91)	-	32	11	(59)	11
Additional Level III information:
Losses recognized in OCI			(3)		-		(3)
Total losses included in earnings before income taxes			-		(9)		(9)
Unrealized losses included in earnings before income taxes relating to net assets held at June 30, 2013			-		(16)		(16)

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy trading transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks.

The following tables summarize the key factors impacting the fair value of other risk management assets and liabilities by classification level during the six months ended June 30, 2014 and 2013, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets at Dec. 31, 2013	-	26	-	-	1	-	-	27	-
Changes attributable to:
Market price changes on new contracts	-	(23)	-	-	(7)	-	-	(30)	-
Contracts settled	-	(11)	-	-	-	-	-	(11)	-
Net risk management liabilities at June 30, 2014	-	(8)	-	-	(6)	-	-	(14)	-

TRANSALTA CORPORATION / Q2 2014  15

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2012	-	(50)	-	-	1	-	-	(49)	-
Changes attributable to:
Market price changes on existing contracts	-	68	-	-	1	-	-	69	-
Market price changes on new contracts	-	(1)	-	-	3	-	-	2	-
Contracts settled	-	1	-	-	(1)	-	-	-	-
Net risk management assets at June 30, 2013	-	18	-	-	4	-	-	22	-

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value
	Level I	Level II	Level III	Total	Total carrying value
Long-term debt(1) - June 30, 2014	-	4,175	-	4,175	3,956
Long-term debt(1) - Dec. 31, 2013	-	4,367	-	4,367	4,262

(1) Includes current portion and excludes $60 million (Dec. 31, 2013 - $60 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets.

Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The book value of other short-term financial assets and liabilities (cash and cash equivalents, accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

16  TRANSALTA CORPORATION / Q2 2014

C. Inception Gains and Losses

In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. Refer to note 9(B) for Level III fair valuation techniques used. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss), and a reconciliation of changes during the period is as follows:

	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Unamortized net gain at beginning of period	169	3	160	5
New inception gains (losses)	4	(1)	9	(1)
Amortization recorded in net earnings during the period	(8)	3	(4)	1
Unamortized net gain at end of period	165	5	165	5

TRANSALTA CORPORATION / Q2 2014  17

10. RISK MANAGEMENT ACTIVITIES

A. Risk Management Assets and Liabilities

Aggregate risk management assets and liabilities are as follows:

As at	June 30, 2014				Dec. 31, 2013(Restated)*
	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total	Total
Risk management assets
Energy trading
Current	-	-	58	58	99
Long-term	101	-	8	109	101
Total energy trading risk management assets	101	-	66	167	200

Other
Current	9	-	1	10	14
Long-term	2	6	-	8	15
Total other risk management assets	11	6	1	18	29

Risk management liabilities
Energy trading
Current	32	-	52	84	84
Long-term	65	-	27	92	102
Total energy trading risk management liabilities	97	-	79	176	186

Other
Current	16	-	7	23	1
Long-term	9	-	-	9	1
Total other risk management liabilities	25	-	7	32	2

Net energy trading risk management assets (liabilities)	4	-	(13)	(9)	14
Net other risk management assets (liabilities)	(14)	6	(6)	(14)	27
Net total risk management assets (liabilities)	(10)	6	(19)	(23)	41

* See Note 2(A) for prior period restatements.

18  TRANSALTA CORPORATION / Q2 2014

Hedges

a. Net Investment Hedges

Following the divestiture described in Note 3, the Corporation de-designated U.S.$180 million of U.S.-denominated debt hedging its net investment in its U.S. operations. Prospectively, this tranche of U.S.-denominated debt is being hedged with foreign currency derivative instruments. Reclassification from accumulated other comprehensive income (loss) (“AOCI”) of the cumulative translation adjustment of the disposed foreign operation and the related cumulative net investment hedge amounts have been included in the gain on disposition.

b. Cash Flow Hedges

i. Energy Trading Risk Management

As at June 30, 2014, cumulative gains of $3 million related to certain cash flow hedges that were previously de-designated and no longer meet the criteria for hedge accounting continue to be deferred in AOCI and will be reclassified to net earnings as the forecasted transactions occur or immediately if the forecasted transactions are no longer expected to occur.

ii. Cash Flow Hedge Impacts

During the second quarter, the Corporation de-designated a cash flow hedge of the foreign-exchange exposure on a U.S.$20 million debt. No significant reclassifications from AOCI arise as a result of this discontinuation of hedge accounting.

Over the next 12 months ended June 30, 2015, the Corporation estimates that $22 million of after-tax losses will be reclassified from AOCI to net earnings. These estimates assume constant natural gas and power prices, interest rates, and exchange rates over time; however, the actual amounts that will be reclassified may vary based on changes in these factors.

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 20(B) of the Corporation’s most recent annual consolidated financial statements.

I. Commodity Price Risk

Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with commodity and other derivatives. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance - covariance approach.

a. Commodity Price Risk - Proprietary Trading

The Corporation’s Energy Trading Segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

VaR at June 30, 2014 associated with the Corporation’s proprietary energy trading activities was $2 million (Dec. 31, 2013 - $2 million).

TRANSALTA CORPORATION / Q2 2014  19

b. Commodity Price Risk - Generation

The Generation Segment utilizes various commodity contracts and other financial instruments to manage the commodity price risk associated with its electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. VaR at June 30, 2014 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $53 million (Dec. 31, 2013 - $42 million). VaR at June 30, 2014 associated with positions and economic hedges that do not meet hedge accounting requirements was $8 million (Dec. 31, 2013 - $11 million).

II. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the distribution, by credit rating, of certain financial assets as at June 30, 2014:

(Per cent)	Investment grade	Non-investment grade	Total
Accounts receivable	87	13	100
Risk management assets	99	1	100

The Corporation’s maximum exposure to credit risk at June 30, 2014, without taking into account collateral held or right of set-off, is represented by the carrying amounts of accounts receivable and risk management assets as per the Condensed Consolidated Statements of Financial Position. Letters of credit and cash are the primary types of collateral held as security related to these amounts.

The maximum credit exposure to any one counterparty for commodity trading operations and hedging, including the fair value of open trading positions, net of any collateral held, at June 30, 2014 was $26 million (Dec. 31, 2013 - $23 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2014	2015	2016	2017	2018	2019 and thereafter	Total
Accounts payable and accrued liabilities	390	-	-	-	-	-	390
Debt(1)	4	691	29	749	734	1,810	4,017
Energy trading risk management (assets) liabilities	35	11	18	2	(2)	(55)	9
Other risk management (assets) liabilities	18	(5)	(1)	8	(6)	-	14
Interest on long-term debt(2)	102	174	167	159	123	784	1,509
Dividends payable	55	-	-	-	-	-	55
Total	604	871	213	918	849	2,539	5,994

(1) Excludes impact of hedge accounting and includes drawn credit facilities that are currently scheduled to mature in 2015 and 2017.
(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

20  TRANSALTA CORPORATION / Q2 2014

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at June 30, 2014, the Corporation had posted collateral of $88 million (Dec. 31, 2013 - $94 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, including a credit rating downgrade to below investment grade, which if triggered would result in the Corporation having to post an additional $102 million of collateral to its counterparties based upon the value of the derivatives at June 30, 2014.

11. PROPERTY, PLANT, AND EQUIPMENT

 A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Thermal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2013	77	2,952	912	2,242	578	153	279	7,193
Additions	-	4	-	-	-	167	9	180
Additions - finance lease	-	-	-	-	9	-	-	9
Depreciation	-	(135)	(50)	(49)	(27)	-	(7)	(268)
Revisions and additions to decommissioning and restoration costs	-	11	4	-	4	-	-	19
Retirement of assets	-	(6)	(1)	(1)	(1)	-	-	(9)
Change in foreign exchange rates	-	2	9	-	-	-	1	12
Transfers	2	54	32	13	3	(108)	2	(2)
As at June 30, 2014	79	2,882	906	2,205	566	212	284	7,134

(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.

TRANSALTA CORPORATION / Q2 2014  21

12. LONG-TERM DEBT

A. Debt and Letters of Credit

The amounts outstanding are as follows:

As at	June 30, 2014			Dec. 31, 2013
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	321	320	1.9%	852	852	2.6%
Debentures	1,041	1,051	6.1%	1,269	1,251	6.1%
Senior notes(3)	2,253	2,242	4.9%	1,797	1,809	5.6%
Non-recourse(4)	377	380	5.9%	376	380	5.9%
Other	24	24	6.1%	28	28	6.3%
	4,016	4,017		4,322	4,320
Less: recourse current portion	(539)	(539)		(209)	(209)
Less: non-recourse current portion	(35)	(35)		-	-
Total long-term debt	3,442	3,443		4,113	4,111

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities. Includes U.S.$300 million at June 30, 2014 (Dec. 31, 2013 - U.S.$300 million).
(3) U.S. face value at June 30, 2014 - U.S.$2.1 billion (Dec. 31, 2013 - U.S.$1.7 billion).
(4) Includes U.S.$20 million at June 30, 2014 (Dec. 31, 2013 - U.S.$20 million).

During the second quarter, the Corporation’s 6.45 per cent medium term notes matured and were paid out in the amount of $200 million. The remaining Debentures bear interest at fixed rates ranging from 5.00 per cent to 7.30 per cent and have maturity dates ranging from 2019 to 2030.

In June, 2014, the Corporation issued U.S.$400 million of senior notes due in 2017 that carry a coupon rate of 1.90 per cent, payable semi-annually, at an issue price equal to 99.887 per cent of the principal amount of the notes.

As at June 30, 2014, TransAlta had a total of $2.1 billion (Dec. 31, 2013 - $2.1 billion) of committed credit facilities and bilateral credit facilities, of which $1.4 billion (Dec. 31, 2013 - $0.9 billion) was not drawn, and was available, subject to customary borrowing conditions.

The total outstanding letters of credit as at June 30, 2014 was $369 million (Dec. 31, 2013 - $370 million) with no (Dec. 31, 2013 - nil) amounts exercised by third parties under these arrangements. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business.

B. Restrictions

Debt agreements of $3 million related to the Windsor plant, owned by the Corporation’s TransAlta Cogeneration L.P. subsidiary, include principal and interest funding provisions that restrict the Corporation’s ability to access funds generated by the operations of the plant. The Corporation has provided a letter of credit in the amount of the funding requirements, thereby permitting it to access the funds.

Debentures of $342 million issued by the Corporation’s Canadian Hydro Developers, Inc. subsidiary include restrictive covenants requiring the proceeds received from the sale of assets to be reinvested into similar renewables assets.

22  TRANSALTA CORPORATION / Q2 2014

13. COMMON SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended June 30				6 months ended June 30
	2014		2013		2014		2013
	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	270.3	2,944	258.4	2,783	268.2	2,916	254.7	2,730
Issued under the dividend reinvestment and optional common share purchase plan	1.5	18	3.7	53	3.6	46	7.4	106
	271.8	2,962	262.1	2,836	271.8	2,962	262.1	2,836
Amounts receivable under Employee Share Purchase Plan	-	(2)	-	(4)	-	(2)	-	(4)
Issued and outstanding, end of period	271.8	2,960	262.1	2,832	271.8	2,960	262.1	2,832

B. Dividends

The following table summarizes the common share dividends declared or paid within the six months ended June 30:

Date declared	Payment date	Dividend per share ($)	Total dividends	Dividends paid in cash	Dividends paid in shares
2014

Apr. 28, 2014	July 1, 2014	0.18	49	30	19
Feb. 20, 2014	Apr. 1, 2014	0.18	48	31	17
Oct. 30, 2013	Jan. 1, 2014	0.29	78	50	28
2013

Apr. 22, 2013	June 28, 2013	0.29	76	21	55
Jan. 28, 2013	Apr. 1, 2013	0.29	75	22	53
Oct. 24, 2012	Jan. 1, 2013	0.29	73	20	53

On July 22, 2014, the Corporation declared a quarterly dividend of $0.18 per share on common shares payable on Oct. 1, 2014.

On July 1, 2014, 1.5 million common shares were issued for dividends reinvested.

There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

TRANSALTA CORPORATION / Q2 2014  23

14. PREFERRED SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of first preferred shares, and the Board of Directors is authorized to determine the rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

At June 30, 2014 and Dec. 31, 2013, the Corporation had 12.0 million Series A, 11.0 million Series C, and 9.0 million Series E Cumulative Redeemable Rate Reset First Preferred shares, issued and outstanding.

B. Dividends

The following table summarizes the preferred share dividends declared or paid within the six months ended June 30:

		Series A		Series C		Series E
Date declared	Payment date	Dividend per share ($)	Total dividends	Dividend per share ($)	Total dividends	Dividend per share ($)	Total dividends
2014

Apr. 28, 2014	June 30, 2014	0.2875	4	0.2875	3	0.3125	3
Feb. 20, 2014	March 31, 2014	0.2875	3	0.2875	3	0.3125	3

2013

Apr. 22, 2013	June 30, 2013	0.2875	4	0.2875	3	0.3125	3
Jan. 28, 2013	March 31, 2013	0.2875	3	0.2875	3	0.3125	3

On July 22, 2014, the Corporation declared a quarterly dividend of $0.2875 per share on the Series A and Series C preferred shares, and $0.3125 per share on the Series E preferred shares, all payable Sept. 30, 2014.

15. COMMITMENTS

At June 30, 2014, the Corporation has remaining commitments for $60 million related to construction of a new natural gas pipeline in Australia. This amount is expected to be spent within the next nine months.

During the second quarter, the Corporation entered into a new fixed price natural gas purchase contract for its own use, in the amount of $27 million, expiring in 2016.

16. CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

24  TRANSALTA CORPORATION / Q2 2014

17. SEGMENT DISCLOSURES

A. Reported Segment Earnings (Loss)

3 months ended June 30, 2014	Generation	Energy Trading	Corporate	Total
Revenues	483	8	-	491
Fuel and purchased power	212	-	-	212
Gross margin	271	8	-	279
Operations, maintenance, and administration	104	8	10	122
Depreciation and amortization	125	-	7	132
Inventory reversal	(4)	-	-	(4)
Taxes, other than income taxes	7	-	-	7
Intersegment cost allocation	4	(4)	-	-
Operating income (loss)	35	4	(17)	22
Finance lease income	12	-	-	12
Gain on sale of assets	1	-	-	1
California claim	-	(5)	-	(5)
Insurance recovery	2	-	-	2
Net interest expense				(62)
Foreign exchange loss				(2)
Loss before income taxes				(32)

3 months ended June 30, 2013	Generation	Energy Trading	Corporate	Total
Revenues	528	14	-	542
Fuel and purchased power	187	-	-	187
Gross margin	341	14	-	355
Operations, maintenance, and administration	111	6	16	133
Depreciation and amortization	125	-	6	131
Inventory writedown	2	-	-	2
Restructuring provision	(1)	-	(1)	(2)
Taxes, other than income taxes	8	-	-	8
Intersegment cost allocation	3	(3)	-	-
Operating income (loss)	93	11	(21)	83
Finance lease income	12	-	-	12
Equity loss	(3)	-	-	(3)
Gain on sale of assets	-	-	10	10
Net interest expense				(63)
Foreign exchange gain				5
Earnings before income taxes				44

TRANSALTA CORPORATION / Q2 2014  25

6 months ended June 30, 2014	Generation	Energy Trading	Corporate	Total
Revenues	1,193	73	-	1,266
Fuel and purchased power	547	-	-	547
Gross margin	646	73	-	719
Operations, maintenance, and administration	216	27	23	266
Depreciation and amortization	254	-	13	267
Taxes, other than income taxes	14	-	-	14
Intersegment cost allocation	7	(7)	-	-
Operating income (loss)	155	53	(36)	172
Finance lease income	24	-	-	24
Gain on sale of assets	1	-	-	1
California claim	-	(5)	-	(5)
Insurance recovery	2	-	-	2
Net interest expense				(128)
Foreign exchange loss				(7)
Earnings before income taxes				59

6 months ended June 30, 2013	Generation	Energy Trading	Corporate	Total
Revenues	1,051	31	-	1,082
Fuel and purchased power	388	-	-	388
Gross margin	663	31	-	694
Operations, maintenance, and administration	205	14	29	248
Depreciation and amortization	247	-	11	258
Inventory writedown	16	-	-	16
Restructuring provision	(1)	-	(1)	(2)
Taxes, other than income taxes	15	-	-	15
Intersegment cost allocation	7	(7)	-	-
Operating income (loss)	174	24	(39)	159
Finance lease income	23	-	-	23
Equity loss	(7)	-	-	(7)
Gain on sale of assets	-	-	10	10
Net interest expense				(125)
Foreign exchange gain				4
Loss on assumption of pension obligations				(29)
Earnings before income taxes				35

Included in the Generation Segment results for the three and six months ended June 30, 2014 are $4 million (June 30, 2013 - $5 million) and $11 million (June 30, 2013 - $12 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind and hydro projects.

B. Selected Condensed Consolidated Statements of Financial Position Information

Total segment assets	Generation	Energy Trading	Corporate	Total
June 30, 2014	8,767	195	334	9,296
Dec. 31, 2013 (Restated)*	9,093	244	287	9,624
* See Note 2(A) for prior period restatements.

26 TRANSALTA CORPORATION / Q2 2014

C. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	132	131	267	258
Depreciation included in fuel and purchased power	13	14	28	26
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	145	145	295	284

18. SUBSEQUENT EVENTS

On July 28, 2014, the Corporation announced that it had completed contracting, to build and operate an AUD$570 million, 150 megawatt combined cycle gas power station in South Hedland, Western Australia. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017.

TRANSALTA CORPORATION / Q2 2014   27